FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Press Release, dated November 9, 2007, entitled “Nortel Inversora S.A. Announces Consolidated Nine-Month Period and Third Quarter Results for Fiscal Year Ending December 31, 2007

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD AND THIRD

QUARTER RESULTS FOR FISCAL YEAR ENDING DECEMBER 31, 2007

Buenos Aires, November 9, 2007—Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 332 million for the nine-month period of fiscal year 2007.

Nortel’s consolidated financial results for the third quarter of fiscal year 2007 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding- company level.

Summary of the resolutions passed by the General Ordinary Shareholders’ Meeting, and the Class A Preferred Stockholders Special Meeting held on April 27, 2007.

On April 27, 2007, Nortel held its General Ordinary Shareholders’ Meeting and Class A Preferred Stockholders’ Special Meeting . Among other points, the Shareholders’ Meetings approved :

•	Fiscal year 2006 Annual Report and Financial Statements.

•	The Board’s proposal that the negative Unappropiated Retained Earnings of Fiscal Year 2006 be allocated to Fiscal Year 2007.

•	The election of regular and alternate Board members and the election of regular and alternate members of the Supervisory Committee ( for the 19th fiscal year).

•	The auditing Committee’s budget for Fiscal Year 2007 .

•	The designation of Price Waterhouse & Co. as external auditors of the Company.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

THIRD QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2007

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2007	2006
Current assets	2,467	1,771
Non-current assets	6,809	6,953

Total assets	9,276	8,724
Current liabilities	2,986	3,375
Non-current liabilities	3,478	3,146

Total liabilities	6,464	6,521
Minority interests	1,309	1,036
Total shareholders’ equity	1,503	1,167

Total liabilities and shareholder’s equity	9,276	8,724

(*)	As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholder’s Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2007	2006
Net revenues	6,515	5,242
Cost of services provided administrative and selling expenses	(5,316)	(4,569)

Operating Profit	1,199	673
Equity gain from related companies	—	6
Financial results, net	(323)	(413)
Other, net	(78)	(128)
Income tax	(275)	37
Minority interest	(293)	(90)
Net profit from discontinued operations	102	1

Net Income	332	86

Ratios
	2007	2006
Liquidity (a)	0.83	0.52
Indebtedness (b)	2.30	2.96

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

José Gustavo Pozzi
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 13, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager